ZOOZ

Enables Widespread Deployment of Ultra-fast EV charging


ZOOZ
Boost for Good
IT'S TIME TO ZOOZ

July 2024

Legal Disclaimer

About this Presentation

- The following presentation (this "Presentation") is for informational purposes only and has been prepared by ZOOZ Power Ltd. (the "Company" or "ZOOZ").
- The information contained in this Presentation is the property of ZOOZ. This Presentation may not be copied, published, reproduced or distributed, in whole or in part, at any time without the prior written consent of the Company. Any trade names, service marks, trademarks and trademark symbols used herein are the properties of their respective owners. The use and presentation of any such trade names, service marks, trademarks and trademark symbols is not intended to imply any relationship with ZOOZ or any endorsement or sponsorship of ZOOZ.
- Neither the Company nor any other person makes any representation or warranty, express or implied, as to the reasonableness of the assumptions made in this Presentation or the accuracy or completeness or the information contained in or referred to in this Presentation.

Industry and Market Data

- The information contained in this Presentation includes information provided by third parties, such as market research firms. None of the Company or its representatives gives any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use.

No Offer or Solicitation

- This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to buy, any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.


IT'S TIME TO ZOOZ

Legal Disclaimer

Forward-Looking Statements

- This Presentation contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the U.S. Private Securities Litigation Reform Act of 1995, as amended, as well as within the meaning of the Israeli Securities Law, 1968 (the "Securities Law").
- All statements other than statements of historical facts contained in this Presentation, including statements regarding the Company, and any of the Company's strategy, future operations, future financial position, future market share, anticipated costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the "Risk Factors" section of the Company's most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission ("SEC") as well as other documents that may be subsequently filed by the Company from time to time with the SEC.
- The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," " project," " should," " target," "will," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are only estimations, and the Company may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Presentation. Management of the Company has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect the Company's business, financial condition and operating results. Forward-looking statements contained in this Presentation are made as of the date hereof, and none of the Company or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.


ZOOZ

Enables Ultra-Fast Charging, Even at Power-Limited Grid



Power Booster
ZOOZ
IT'S TIME TO ZOOZ
EMS
Optimized Micro-grid Power Management
Ultra-Fast Chargers
Power-Constrained Grid
Power Booster charged during idle times
Power Booster discharged to enable faster EV charging

Powerful Energy Management Solution That Boosts Grid Capacity and Increases Utilization to Drive Customer Revenue

The Boosting Cycle



Grid
EV Ultra-fast DC Chargers
ZOOZ
IT'S TIME TO ZOOZ
EMS
ZOOZTER SOC%



Total Power consumption
Energy boost by the ZOOZTER
Grid Power
Energy used to charge the ZOOZTER
Demand is supported by the grid
Demand is greater than grid power – ZOOZTER boosts the grid, enabling ultra-fast charging
Demand is lower than grid power - ZOOZTER re-charging

Powerful Energy Management Solution That Optimizes Micro-grid Power Management

CASE STUDY

Highway Public Charging Site



Site 1
~200 kW
1 x 50 kW
1 x 150 kW
(2 x 75kW)
ZOOZTER™-100
(+EMS)
~200 kW
3 x 150 kW
(6 x 75kW)
Site 2
~300 kW
2 x 100 kW
(4 x 50kW)
1 x 150 kW
(2 x 75kW)
ZOOZTER™-100
(+EMS)
~300 kW
4 x 150 kW
(8 x 75kW)

ZOOZTER™-100 Systems & ZOOZ-EMS

Enable customers to add and upgrade the chargers while avoiding grid upgrade

Highway Public Charging Site - Results

Site Utilization (cars/day)


Before
ZOOZTER
Installation
After ZOOZTER Installation
Charging Sessions per Day
145
125
105
85
65
45
5/1
5/3
5/5
5/7
5/9
5/11
5/13
5/15
5/17
5/19
5/21
5/23
5/25
5/27
5/29
5/31
6/2
6/4
6/6
6/8
6/10
6/12
6/14
6/16
6/18
6/20
6/22
6/24
6/26
6/28
6/30
7/2
7/4
7/6
7/8
7/10
7/12
7/14
7/16
7/18
7/20
7/22
7/24
7/26
Day

Daily Energy Charging (kWh)


1,801
2,744
2,912
May
June
July

Utilization and Electricity Sales Have Surged by Over 60%

zooz

Highway Public Charging Site

Example of ZOOZTER Contribution



Zoozter Soc
ZOOZTER is boosting with extra power
ZOOZTER is recharged
100%
50%
0%
10:00 10:30 11:00 11:30 12:00 12:30 13:00 13:30 14:00 14:30 15:00 15:30 16:00 16:30 17:00 17:30 18:00 18:30 19:00 19:30 20:00 20:30 21:00
ClusterSoc
Charger Details [KW]
150.0 kW
100.0 kW
50.0 kW
0.0 kW
Alpitronic 1-conn1
Alpitronic 1-conn2
Alpitronic 2-conn1
Alpitronic 2-conn2
Alpitronic 3-conn1
Alpitronic 3-conn2
Alpitronic 4-conn1
Alpitronic 4-conn2
Device Actual power [KW]
Grid limited to max power of 300kW
300.0 kW
200.0 kW
100.0 kW
0.0 kW
-100.0 kW
-200.0 kW
-300.0 kW
ZOOZTER is boosting with extra power
Alpitronic Charger1
Alpitronic Charger2
Alpitronic Charger3
Alpitronic Charger4
Grid
Others
Zoozter

- **During a day with 146 charging sessions, the ZOOZTER was active and contributing power for approximately 75% of the time between 10 am and 10 pm.**

zooz

ZOOZTER™-100 – All-in-one Integrated System


ZOOZ
ZOOZ
Boost for Good
IT'S TIME TO ZOOZ


Air Condition
Inner Units
Drivers
Fuse Boxes
Inverters
Flywheels
MEU

- Complies with CE and UL applicable standards
- Agnostic to grid and charger vendor
- Quick site integration
- Flexible re-deployment

ZOOZ Flywheel – Mechanism of Action


Motor/ Generator
Vacuum Sealed Capsule
0.5 Ton Steel Rotor Flywheel
Magnetic Bearing

ZOOZ Flywheel – Mechanism of Action

1



Accelerating

=

Charging

(Converting electricity
to Kinetic Energy)

2



Levitating

=

Storing

Kinetic Energy

3



Decelerating

=

Discharging

Kinetic Energy
(converted to electricity)

Accelerating Network Growth



ZOOZ
ZOOZ
IT'S TIME TO ZOOZ

Keep the ZOOZTER on site

- To facilitate utilization increase (more chargers deployed)
- To reduce electricity cost (avoid demand charges)

Use the ZOOZTER as a re-deployable asset

- Faster "land grabbing" – to accelerate network growth
- Accelerate revenues growth

ZOOZ

ZOOZ's Installed Base in Europe


Luton
Weiterstadt
Reiskirchen
Herrenberg
Herrenberg
Route#6-North
Route#6-South

Expanding Collaboration with "ON" Charging Network

ON" - the leading ultra-fast Charging network in Israel

- enables "ON" to upgrade its charging sites on Israel's main highway, despite grid limitations. :
  - more charging ports
  - faster chargers



Moving Forward in the European Market

- Started commercial sales in Germany in 2023
- 4 ultra-fast charging sites, enabled by the ZOOZTER™-100
- Built in collaboration with major German CPOs – Mer & Parkstrom
- Sites are used for demonstrations to additional EU customers & partners.


ZOOZ
IT'S TIME TO ZOOZ


ZOOZ
IT'S TIME TO ZOOZ
Ultra-FAST,
Ultra-GREEN
EV Charging.
Anywhere.

1st Entry to the UK Market

- Site owned & operated by Osprey Charging, one of the top-3 CPOs in the UK market
- ZOOZTER™-100 enabled site's upgrade to ultra-fast charging.
- Site is leveraged for demonstrations to potential customers & partners in the UK.


Osprey


Osprey
150kW
100% electric
dpd
Your delivery experts
100% electric
EN23 SHJ
ZOOZ
IT'S TIME TO ZOOZ

First Order from DPD
Last-Mile Delivery Leader in the UK

- **About DPD**
  - Part of **DPDgroup**, a leading parcel delivery network across Europe,
  - Parent Company: **GeoPost** (a subsidiary of **La Poste**, France's national postal service)
  - DPD aims to achieve a **100% electric fleet by 2030**

- **ZOOZ will help to accelerate DPD fleet electrification**
  - Faster in-depot charging
  - Reduced charging times
  - Optimized schedules
  - Greater operational efficiency
  - Lower operating expenses


100% electric
dpd
Your delivery experts
100% electric
EN23 SHJ
zooz
IT'S TIME TO ZOOZ

Typical Site Configuration


Power Management System
100-200kW
ZOOZTER™
3X150kW
>60
Vans/Day

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Moving Forward in the US Market

- Additional Pilot sites, expected in 2024:

Car Rental Giant

Global Rental Service Provider

@ LaGuardia Airport, NY.

Q3/2024*

NEW YORK STATE | NY Power Authority

Largest US Utility

@ NYPA facility, Marcy, NY

Q3/2024*

* Company estimation, subject to changes

Enabling Widespread Ultra-fast EV charging. Today.


Ultra-FAST,
Ultra-GREEN
EV Charging.
Anywhere.
ZOOZ
Schnellladen. Überall
ZOOZ
Boost for Good
IT'S TIME TO ZOOZ
P

ZOOZ